UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of June 2021

Commission File Number: 001-35755

Bit Brother Limited

(Translation of registrant’s name into English)

Room 910, Building 1, Huitong Building,

No.168, Hehua Road, Hehuayuan Street,

Furong District, Changsha City, Hunan Province

People’s Republic of China

+86 0731-85133570

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Submission of Matters to a Vote of Security Holders.

Bit Brother Limited, a British Virgin Islands company (the “Company”) held its annual meeting of shareholders for its fiscal year ending June 30, 2021 at 10:00 a.m., June 28, 2021, E.T. (10:00 p.m., June 28, 2021, Beijing time) at its principal executive offices in Hunan, China. Holders of 8,678,717 shares of the Company's ordinary shares were present in person or by proxy at the annual meeting, representing approximately 43% of the total 20,387,630 outstanding ordinary shares and therefore constituting a quorum of more than twenty percent of the shares outstanding and entitled to vote at the annual meeting as of the record date of May 13, 2021. The final voting results for each matter submitted to a vote of shareholders at the meeting are as follows:

1.	Election of Directors

The following individuals were elected as directors to serve on the Board of Directors (the “Board”) until the annual meeting of shareholders for the year ended June 30, 2022 or until his successor is duly elected and qualified. No broker non-votes are counted.

Director’s Name	For	Against	Withheld
Xianlong Wu	1,248,342	0	53,106

Jing Yi	1,249,534	0	51,914

Diyu Jiang	1,251,779	0	49,669

Yunfei Song	1,261,192	0	40,256

Anatoly Danilitskiy	1,249,432	0	52,016

2.	Ratification of Centurion ZD CPA & Co. as the Company’s independent registered public accounting firm for the fiscal year ending June 30, 2021

The shareholders ratified the appointment of Centurion ZD CPA & Co. as the Company’s independent registered public accounting firm for the fiscal year ending June 30, 2021. No broker non-votes are counted.

For	Against	Abstain
8,346,962	153,366	178,389

3.	Approval of the Company’s 2021 Equity Incentive Plan

The shareholders approved the proposal. No broker non-votes are counted.

For	Against	Abstain
1,138,262	125,675	37,511

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: June 28, 2021

BIT BROTHER LIMITED

By:	/s/ Xianlong Wu
Name:	Xianlong Wu
Title:	Chief Executive Officer and Chairman of the Board of Directors

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